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                             August 18, 2022

       Pieter van Niekerk
       Chief Financial Officer
       Medinotec Inc.
       Northlands Deco Park
       10 New Market Street
       Stand 299 Avant Garde Avenue
       North Riding 2169

                                                        Re: Medinotec Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 4,
2022
                                                            File No. 333-265368

       Dear Mr. van Niekerk:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary
       Organizational Structure, page 1

   1. We reissue comment 9 in part, as your diagram does not include all the entities listed in our comment or in the
filing. In particular, please clearly and concisely revise your disclosure in this
section of the Summary to briefly describe the relationships between the
                                                        Medinotec Group of
Companies and each of the Minoan entities and DISA Life Sciences, respectively.
 Pieter van Niekerk
FirstName
Medinotec LastNamePieter van Niekerk
            Inc.
Comapany
August  18, NameMedinotec
            2022          Inc.
August
Page  2 18, 2022 Page 2
FirstName LastName
Business Summary, page 3

2. We reissue comment 3. Disclose that until the parent company realizes its business plan and becomes operational, you will rely on your subsidiaries for cash. Disclose whether you have been restricted in time or amount on the transfer of cash from your subsidiaries in the past. Disclose whether the South African authorities may disallow a transfer and how long they may suspend or delay a transfer. Add a risk factor addressing these risks and highlight these risks in your summary. Tell us what, if any, other material restrictions
         South Africa places on your ability to do business. We note, for example, your representation on the board of DISA Life Sciences appears to be a requirement. Please advise.
3. We note your response to prior comment 4 and reissue in part. With respect to your products that have not yet received FDA approval, please balance any statements about your expectations of their future contribution to your company with the reality that they may not obtain FDA-approval in the time frame you anticipate and may never obtain
         FDA-approval. Please also refrain from stating that you "do not foresee any material objections by the FDA", you "do not anticipate any regulatory push back", that "the risk in not achieving appropriate regulatory approvals is minimal" and any similar claims as such statements are speculative.
4. We note the revised disclosure on page 5 in response to comment 8 and reissue the comment. As you are not raising funds in this offering, revise the language to remove the reference to raising money "[t]hrough this listing."
5. We note your response to prior comment 10 and re-issue. Please revise your Summary section to include a series of concise, bulleted or numbered statements that is no more than two pages which summarizes the principal factors that make an investment in your company and/or this offering speculative or risky. For guidance, refer to Item 105(b) of
         Regulation S-K.
6. Your disclosure on page 49 indicates that you were reliant on two related parties, Minoan
         Medical and DISA Lifesciences, for a significant majority of your revenue in both the fiscal year ended February 29, 2022 and the quarter ended May 31, 2022. Please revise your disclosure here and in the section titled "Description of Business" to discuss your reliance on these two customers.
7. We note your revised disclosure indicating that Medinotec Inc. "proved the viability of its business plan" to the shareholders of DISA Medinotec Proprietary Limited ("DISA
         Medinotec") on March 2, 2022 in order to close Medinotec Inc.'s acquisition of DISA
         Medinotec. Please describe how Medinotec proved the viability of its business plan to the shareholders of DISA Medinotec.
 Pieter van Niekerk
Medinotec Inc.
August 18, 2022
Page 3
Risks Related to Financial Condition, page 6

8. We reissue comment 11 to the extent you have not disclosed the percentage of your cash flow that must be dedicated to debt service, both principal and interest.
Security Ownership of Certain Beneficial Owners and Management, page 29

9. Your disclosure on the prospectus cover page and in risk factors indicates that Gregory
         Vizirgianakis owns 81% of the shares in your company. However, your disclosure here indicates that Gregory Vizirgianakis owns 45% of your common stock and that
         Stavros Vizirgianakis owns 36% of your common stock. Please reconcile your disclosure or advise. Please also revise to describe any arrangements whereby Gregory Vizirgianakis and Stavros Vizirgianakis have agreed to vote their shares together. Company Overview, page 32

10. We reissue comment 17. Revise to provide additional information on the need for government approvals (including FDA approvals), effect of government regulation, and costs and effects of compliance with environmental laws on your business. Refer to Items
         101 (vii), (ix), and (xi) of Regulation S-K.
Description of Business, page 32

11. Your disclosure appears to indicate that you acquired DISA Medinotec Proprietary
         Limited on March 2, 2022, and that you also acquired it in 2015 (when it was named
         "Disa Vascular"). Please reconcile your disclosure or advise.
Human Resources, page 33

12. We note the revised disclosure on page 33 in response to comment 24 regarding your commercial team of over 100 individuals and your disclosure that you have retained three independent consulting companies. Please tell us why it is appropriate to state that these companies are "within the Medinotec Group of Companies" if they are also
         independent. Further, please revise your disclosure to describe the material terms of your agreements with each of these three companies and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii) of Regulation
S-K.
Product Manufacturing
FirstName  LastNamePieter-- Quality Assurance and Regulatory Requirements, page
42
                             van Niekerk
Comapany
13.         NameMedinotec
       Please                 Inc.to clarify whether you manufacture your
products or if the
              revise this section
Augustmanufacturing
        18, 2022 Page is3 outsourced to third parties.
FirstName LastName
 Pieter van Niekerk
FirstName
Medinotec LastNamePieter van Niekerk
            Inc.
Comapany
August  18, NameMedinotec
            2022          Inc.
August
Page  4 18, 2022 Page 4
FirstName LastName
Our Key Products, page 43

14. We reissue comment 21 in part. Please revise your disclosure to clearly state whether you have applied for FDA approval of your Cape Cross products. Please also provide the basis for your statement implying that FDA approval will be obtained by the end of Q4 2022.
         Alternatively, please remove this statement.
15. Please provide us with the basis for your statements that (i) the CE Mark is recognized as a valid accreditation by all countries in the world outside of the U.S., Canada, Australia,
         Japan and China and (ii) that Canada recognizes FDA approvals. Description of Property, page 47

16. Revise the disclosure to summarize the material terms of the lease, including the term.
         We note, for example, that you disclose a five-year lease, but the exhibit you filed indicates a three year lease, under which the initial period ends January 31, 2023.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended February 28, 2022 and 2021, page 49

17. Please revise this section to provide a revenue breakdown for each of your four products.
Results of Operations for the Years Ended February 28, 2022 and 2021, page 49

18.      You noted that the increase in revenue was due to    the European
market and the fact that
         lighter Covid restrictions allows for less restricted travel and training to be conducted.
         Please quantify each of the reasons noted for your increase in revenue and provide additional information how less restricted travel and training were factors to the increase in revenue. Please also quantify the factors discussed with regards to Cost of Goods and
         Operating Expense. For example, quantify the factors noted related to the adjustment for obsolete inventory, compliance costs to list products, and training and marketing.
Results of Operations for the Quarter Ended May 31, 2022 and 2021, page 50

19. Please describe and quantify the reasons why revenue for the quarter ended May 31, 2022 decreased as compared to the quarter ended May 31, 2021 and provide a revenue breakdown for each of your four products. Please also revise to describe why you did not make any sales to Minoan Medical Proprietary Limited during the quarter ended May 31,
         2022.
Executive Compensation, page 56

20. Please describe the material terms of your employment arrangements with your named executive officers ("NEOs"). To the extent your NEOs have signed employment agreements or offer letters, please file such documents as exhibits to your registration statement.
 Pieter van Niekerk
FirstName
Medinotec LastNamePieter van Niekerk
            Inc.
Comapany
August  18, NameMedinotec
            2022          Inc.
August
Page  5 18, 2022 Page 5
FirstName LastName

Changes In and Disagreements with Accountants, page 58

21. We have considered your response to comment 26 in our June 28, 2022 letter. Please provide all of the disclosures required by Item 304(a) and (b) of Regulation S-K regarding your prior and current auditors in your amended filing.
Medinotec Incorporated Group
Consolidated Statement of Operations
For the Three Months Ended May 31, 2022 (Unaudited) and May 31, 2021, page F-27

22. Please remove the line items referencing discontinued operations or provide all the disclosures required under ASC 205-20-50.
Notes to the Financial Statements
2. Significant Accounting Policies
l. Revenue recognition, page F-33

23. You note that you recognize revenue over the contract term. You also note that sales revenue is recognized in accordance with industry practice which is when all the risks and benefits of ownership of products have been transferred to customers under executed sales agreements. Please revise to clarify when control of the promised goods or services are transferred to a customer. Refer to ASC 606-10-50-12a.
12. Business Acquisitions
a. Acquisition of Disa Medinotec Proprietary Limited , page F-44

24. On page 5 you note that on March 2, 2022 Medinotec Inc. proved the viability of its business plan to the Shareholders of DISA Medinotec Proprietary Limited in South
         Africa, which meant that a business combination under common control originated on this date. Please tell us how this meets ASC 805-50-25-2 as the date of transfer.
25. Please tell us your consideration of ASC 805-50-45 with regards to financial statement presentation in the period of transfer and for prior periods.

Exhibits

26. Please file the documentation governing your loan payable to Minoan Medical Proprietary
         Limited as an exhibit to your registration statement.
       You may contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Alan Campbell at 202-551-4224 with any other questions.
 Pieter van Niekerk
Medinotec Inc.
August 18, 2022
Page 6

                                       Sincerely,
FirstName LastNamePieter van Niekerk
                                       Division of Corporation Finance
Comapany NameMedinotec Inc.
                                       Office of Life Sciences
August 18, 2022 Page 6
cc:       Scott Doney, Esq.
FirstName LastName